Exhibit 99.4

Proxy and voting instruction form

for the annual general meeting of shareholders of

LuxExperience B.V. (the Company)

to be held on Thursday, November 5, 2026, starting at 14.00 CET

Note: all fields marked * are required

The undersigned,

Name *:
Country of residence *:
Email address *:

Number of shares held as registered in the Company’s register of shareholders*:

_______________________________

hereby authorizes the Company Secretary of the Company with full power of substitution, to vote on his/her behalf:

ITEM	PROPOSAL	FOR	AGAINST	ABSTAIN
4	Proposal to adopt the Dutch statutory accounts for FY 2026	☐	☐	☐
5.1	Proposal to discharge the members Management Board from liability for their duties performed during FY 2026	☐	☐	☐
5.2	Proposal to discharge the members Supervisory Board from liability for their duties performed during FY 2026	☐	☐	☐
6.	Proposal to appoint Mr. Sebastian Wendling as member of the Supervisory Board	☐	☐	☐

This proxy and voting instruction form – fully completed and signed – must have been received by the Company ultimately by November 3, 2026, 23.59 CET. Please send the pdf of the signed proxy and voting form by e-mail to the Company Secretary: agm@luxexperience.com

Place: ______________________________                                                                                Date: ____________________ 2026

Signature:

If this proxy form is incomplete, not signed, or received after November 3, 2026, 23.59 CET it shall be regarded as invalid.